UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PRIVATE ADVISORS ALTERNATIVE
STRATEGIES FUND

(Name of Subject Company (Issuer))

Private Advisors Alternative Strategies Fund

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

J. Kevin Gao, Esq.

Private Advisors Alternative Strategies Fund

51 Madison Avenue

New York, NY 10010

(212) 576-7000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

Sander M. Bieber, Esq.	Thomas C. Humbert, Jr., Esq.
Dechert LLP	Private Advisors Alternative Strategies
1900 K Street, N.W.	Fund
Washington, DC 10036	51 Madison Avenue
(202) 261-3300	New York, NY 10010
(212) 576-7000

December 16, 2014

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation $4,849,777 (a)	Amount of Filing Fee: $563.54 (b)

(a)	Calculated as the aggregate maximum purchase price for shares of beneficial interest, based upon the net asset value per share as of October 31, 2014.

(b)	Calculated at $116.20 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1. Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached as Exhibit (a)(1)(ii) and is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is Private Advisors Alternative Strategies Fund (“Feeder Fund”), a non-diversified, closed-end management investment company organized as a Delaware statutory trust. The principal executive office of the Feeder Fund is located at 51 Madison Avenue, New York, NY 10010. The telephone number of the Feeder Fund is (212) 576-7000.

(b) The title of the securities that are subject to the offer to purchase and the related letter of transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”) are shares of beneficial interests (“Shares”) (or portions thereof) of the Feeder Fund. As of the close of business October 31, 2014, there were approximately 23,731 Shares outstanding, and the net asset value (“NAV”) of the Feeder Fund was $1,021.82 per Share. Subject to the conditions set out in the Offer to Purchase, the Feeder Fund will purchase up to 4,746 Shares that are tendered and not withdrawn by shareholders of the Feeder Fund (“Shareholders”) as described in the Offer to Purchase, subject to any extension of the Offer. Shares subject to the Offer represent approximately 20% of the Feeder Fund’s net asset value as of October 31, 2014 (approximately $4,849,777). The Feeder Fund invests substantially all of its assets, net of reserves maintained for reasonably anticipated expenses, in Private Advisors Alternative Strategies Master Fund, a Delaware statutory trust (“Master Fund”). In order to finance the Offer, the Feeder Fund will need to redeem a portion of its shares from the Master Fund. In this regard, this Offer is being made at the same time as, and in parallel with, a corresponding offer by the Master Fund. The Master Fund is offering to purchase Master Fund shares in an amount up to 20% of the net assets of the Master Fund, calculated as of the Valuation Date, and each Master Fund share tendered for purchase will be purchased at the NAV per Master Fund share calculated as of such date. The Master Fund will conduct its repurchase offers, if any, to all of its investors, including the Feeder Fund, on the same terms, and this feature may affect the size of the Master Fund’s offer to repurchase shares, and its ability to repurchase Shares of the Feeder Fund.

(c) Shares are not currently listed on a stock exchange or similar market. Shares are subject to substantial restrictions on transferability and resale, and may not be transferred or resold except as permitted by the Feeder Fund’s Agreement and Declaration of Trust, as amended and restated as of April 4, 2012 (“Declaration of Trust”).

Item 3. Identity and Background of Filing Person.

(a) The Feeder Fund is tendering for its own Shares. The information required by this Item with respect to the Feeder Fund is set forth in Item 2(a) above. The Feeder Fund’s investment advisor is New York Life Investment Management LLC (“Advisor”). The business address of the Advisor is 51 Madison Avenue, New York, NY 10010. The telephone number of the Advisor is (212) 576-7000. The Feeder Fund’s investment subadvisor is Private Advisors LLC (“Subadvisor” and, together with the Advisor, the “Advisors”). The business address of the Subadvisor is 1800 Bayberry Court, Suite 300, Richmond, VA 23226. The telephone number of the Subadvisor is (804) 289-6000. The members of the Feeder Fund’s Board of Trustees (“Board”) are: Susan B. Kerley, Alan R. Latshaw, Peter Meenan, Richard H. Nolan, Jr., Richard S. Trutanic, Roman L. Weil, John A. Weisser, Jr. and John Y. Kim. The Feeder Fund’s Trustees can be reached at the Feeder Fund’s business address and phone number set forth in Item 2(a) above.

Item 4. Terms of the Transaction.

(a)(1)	(i)	Subject to the conditions set forth in the Offer to Purchase, the Feeder Fund will purchase up to 4,746 Shares that are tendered and not withdrawn by Shareholders by 11:59 p.m., Eastern Time, on January 16, 2015. Shares subject to the Offer represent approximately 20% of the Feeder Fund’s net asset value as of October 31, 2014 (approximately $4,849,777). The Feeder Fund’s Offer is being made at the same time as, and in parallel with, a corresponding offer by the Master Fund, and the Master Fund is offering to purchase Master Fund shares in an amount up to 20% of the net assets of the Master Fund. Participation by the Feeder Fund (as a Master Fund shareholder) in the Master Fund’s offer is subject to the Master Fund’s 20% limitation.

(ii)

For Shares (or portions thereof) tendered and accepted for repurchase, the Shareholder will receive and be bound by the terms of a repurchase instrument (“Repurchase Instrument”) entitling the Shareholder to be paid an amount equal to the NAV per Share accepted for repurchase determined as of March 31, 2015 (or a later date determined by the Feeder Fund if the Offer is extended) (in each case, the “Valuation Date”), less any Repurchase Fee (defined below) due to the Feeder Fund in connection with the Offer and subject to the terms thereof. The Repurchase Instrument will be un-certificated, non-interest bearing, non-transferable and non-negotiable. Although the amounts required to be paid by the Feeder Fund under the Repurchase Instrument will generally be paid in cash, the Feeder Fund may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities.

The initial payment in respect of the Repurchase Instrument (‘‘Initial Payment’’) is expected to consist of approximately 90% of the amount required to be paid under such Repurchase Instrument. The Initial Payment will be made as of the later of (i) any Business Day (defined below) that is within 45 days after the Valuation Date for the repurchase, or (ii) if the Master Fund has requested withdrawals of its capital from any of the underlying private investment funds or “hedge funds” (“Hedge Funds”) in order to fund the repurchase of Shares, within ten Business Days after the Master Fund has received at least 90% of the aggregate amount withdrawn from the Hedge Funds. The Board, in its sole discretion, may hold back any amount due in respect of the Repurchase Instrument and make payments in respect of the Repurchase Instrument in any number of installments.

The second and final payment in respect of the Repurchase Instrument (‘‘Post-Audit Payment’’) is expected to be the difference, if any, of (i) the value of repurchased Shares, determined as of the Valuation Date and based upon the results of the annual audit of the Feeder Fund’s financial statements for which the year in which the Valuation Date occurs, and (ii) the Initial Payment. It is anticipated that the annual audit of the Feeder Fund’s financial statements will be completed within 60 days after the end of each fiscal year of the Feeder Fund and that the Post-Audit Payment will be made promptly after completion of the audit. No interest will be paid on any amounts owed under the Repurchase Instrument. The Feeder Fund’s fiscal year in which this tender offer is taking place ends on March 31, 2015. The Repurchase Instrument may be prepaid, without premium, penalty or notice, at any time on or after the Valuation Date.

A 5.0% “early repurchase fee” (“Repurchase Fee”) will be charged to any Shareholder that tenders its Shares to the Feeder Fund in connection with the Offer with a valuation date that is prior to the business day immediately preceding the one-year anniversary of the Shareholder’s purchase of the respective Shares. The Repurchase Fee applies separately to each purchase of Shares made by a Shareholder. Because certain of the Shares that are subject to this Offer have been outstanding for less than 12 months, the sale of Shares pursuant to this offer may be subject to the 5.0% “early repurchase fee,” which will reduce your proceeds by 5.0%.

The valuation date for the Offer is March 31, 2015. A “Business Day” means any day the New York Stock Exchange is open for business. All references to Business Day herein shall be based on the time in New York City. Forms of the Offer to Purchase, the related Letter of Transmittal and the Repurchase Instrument are attached hereto as Exhibit (a)(1)(ii), Exhibit (a)(1)(iii), and Exhibit (a)(1)(v), respectively. Reference is hereby made to the Cover Page, Section 2 “Price; Number of Shares” and Section 5 “Payments for Shares” of the Offer to Purchase, which are incorporated herein by reference.

(iii)	The Offer is scheduled to expire on January 16, 2015 at 11:59 p.m. Eastern Time, unless extended. Reference is hereby made to the Cover Page, Summary Term Sheet, Section 2 “Price; Number of Shares,” Section 4 “Withdrawal Rights” and Section 11 “Extension of Tender Period; Termination; Amendments” of the Offer to Purchase, which are incorporated herein by reference.
(iv)	Not applicable.
(v)	Reference is hereby made to the Summary Term Sheet, Section 2 “Price; Number of Shares” and Section 11 “Extension of Tender Period; Termination; Amendments” of the Offer to Purchase, which are incorporated herein by reference.
(vi)	Reference is hereby made to Section 4 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.
(vii)	Reference is hereby made to the Cover Page, Section 3 “Procedure for Tendering Shares” and Section 4 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.
(viii)	Reference is hereby made to Section 3 “Procedure for Tendering Shares” and Section 5 “Payment for Shares” of the Offer to Purchase, which is incorporated herein by reference.
(ix)	Reference is hereby made to the Cover Page and Section 2 “Price; Number of Shares” of the Offer to Purchase, which are incorporated herein by reference.
(x)	Reference is hereby made to Section 7 “Certain Effects of the Offer” of the Offer to Purchase, which is incorporated herein by reference.
(xi)	Not applicable.
(xii)	Reference is hereby made to Section 10 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)	Not applicable.

(b)	Any Shares purchased from any affiliate, officer or member of the Board of the Feeder Fund will be on the same terms and conditions as any other purchase of Shares.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

The Registration Statement and the Declaration of Trust provide that the Board has the discretion to determine whether the Feeder Fund will purchase Shares from Shareholders from time to time pursuant to written tenders, and that one of the factors the Board will consider in making such determination is the recommendations of the Advisors. The Registration Statement also states that the Advisors expect that they will generally recommend to the Board that the Feeder Fund offer to repurchase Shares from Shareholders quarterly on the last Business Day of March, June, September and December. However, the Feeder Fund is not required to conduct tender offers and may be less likely to conduct tenders during periods of exceptional market conditions or when underlying hedge funds in which the Master Fund invests suspend redemptions. The Feeder Fund will not at any time be required to make any such tender offer. The Feeder Fund cannot assure you that you will be provided with sufficient liquidity, or that the Feeder Fund will make a similar tender offer in the future. The Declaration of Trust provides that in the event that the Feeder Fund does not at least once during any twenty four consecutive month period beginning after January 1, 2013, offer to repurchase Shares tendered in accordance with such terms and conditions as the Board may determine in its sole discretion, the Board will be required to call a meeting of Shareholders for the purposes of considering whether to dissolve the Feeder Fund.

In order to finance the repurchase of Shares, the Feeder Fund will need to redeem a portion of its shares from the Master Fund. Similar to the Feeder Fund, shareholders in the Master Fund do not have the right to require the Master Fund to redeem its shares. In this regard, the Feeder Fund will not be able to conduct a repurchase of Shares unless the Master Fund simultaneously conducts a repurchase of its shares. In this regard, the Offer is being made at the same time as, and in parallel with, a corresponding offer by the Master Fund. The Master Fund is offering to purchase Master Fund shares in an amount up to 20% of the net assets of the Master Fund, calculated as of the Valuation Date, and each Master Fund share tendered for purchase will be purchased at the NAV per Master Fund share calculated as of such date. However, there can be no assurance that the Master Fund will, in fact, decide to repurchase shares. The Feeder Fund cannot repurchase Shares having a value in excess of the corresponding repurchase offer made by the Master Fund. The Master Fund will conduct its repurchase offers, if any, to all of its investors, including the Feeder Fund, on the same terms, and this feature may affect the size of the Master Fund’s offer to repurchase shares, and its ability to repurchase Shares of the Feeder Fund.

The Feeder Fund is not aware of any other agreement, arrangement or understanding, whether contingent or otherwise or whether or not legally enforceable, between the Feeder Fund, any of the Feeder Fund’s executive officers or member of the Board, any person controlling the Feeder Fund or any executive officer or director of any corporation or other person ultimately in control of the Feeder Fund and any person with respect to any securities of the Feeder Fund (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6. Purposes of the Transaction and Plans and Proposals.

(a) Reference is hereby made to Section 2 “Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(b) Reference is hereby made to Section 7 “Certain Effects of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c) Reference is hereby made to Section 8 “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference. As of the filing date of this statement, the Board has not approved or authorized any other plans, proposals or negotiations that relate to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Feeder Fund; (2) a purchase, sale or transfer of a material amount of assets of the Feeder Fund; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Feeder Fund; (4) any change in the present Board or management of the Feeder Fund, including but not limited to, any plans or proposal to change the number or the term of Trustees or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Feeder Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended (“1940 Act”); (6) the acquisition by any person of additional securities of the Feeder Fund or the disposition of securities of the Feeder Fund, except for the acceptance of subscriptions for Shares in the ordinary course of business; or (7) any changes in the Declaration of Trust, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Feeder Fund. Because Shares are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A § 229.1006(c) are not applicable to the Feeder Fund.

Item 7. Source and Amount of Funds or Other Considerations.

(a), (b) and (d) Reference is hereby made to Section 8 “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) NYLIM Holdings LLC, an affiliate of the Advisors, held 8,164 Shares as of October 31, 2014, representing approximately 34.40% of the Feeder Fund’s outstanding Shares.

(b) Other than this issuance of Shares on the ordinary course of business, there have been no transactions involving the Shares that were effected during the past 60 days by the Feeder Fund, the Advisors, any member of the Board, or any person controlling the Feeder Fund or the Advisors.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Feeder Fund to make solicitations or recommendations in connection with the Offer.

(b) Not applicable.

Item 10. Financial Statements.

(a)(1) The Feeder Fund commenced operations on May 1, 2012. Reference is made to the Feeder Fund’s audited financial statements for the period ended March 31, 2014, and the Fund’s unaudited financial statements for the period ended September 30, 2014, furnished to shareholders and filed with the Securities and Exchange Commission on Form N-CSR on June 5, 2014, and December 5, 2014, respectively. Such financial statements are incorporated herein by reference.

(2) The Feeder Fund is not required to, and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934.

(3) Not Applicable

(4) See Item 10(a)(1) above.

(b) Not applicable.

Item 11. Additional Information.

(a)	(1)	None
	(2)	None
	(3)	Not Applicable
	(4)	Not Applicable
	(5)	None
(b)		The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12. Exhibits.

(a)(1)	(i)	Form of Cover Letter to Offer to Shareholder and Form of Letter of Transmittal
	(ii)	Offer to Purchase
	(iii)	Form of Letter of Transmittal
	(iv)	Form of Letter to Shareholders in Connection with the Acceptance of Offers of Tender
	(v)	Form of Repurchase Instrument
	(vi)	Form of Notice of Withdrawal of Tender
(a)(2)-(4)		Not Applicable
(a)(5)	(i)	Not Applicable
	(ii)	Audited Financial Statements of the Feeder Fund for the period ended March 31, 2014 and Unaudited Financial Statements of the Feeder Fund for the period ended September 30, 2014*
	(iii)	Not Applicable
(b)		None

(d)	Not applicable
(g)	Not applicable
(h)	Not applicable

*	Incorporated by reference to the Feeder Fund’s Annual Report for the period ended March 31, 2014 and the Feeder Fund’s Semi-Annual Report for the period ended September 30, 2014, each on Form N-CSR as filed with the SEC via Edgar on June 5, 2014, and December 5, 2014, respectively.

Item 13. Information Required by Schedule 13E-3.

     Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PRIVATE ADVISORS ALTERNATIVE STRATEGIES FUND

By:	/s/ Stephen P. Fisher
Stephen P. Fisher President and Principal Executive Officer

December 16, 2014

EXHIBIT INDEX

Exhibit

(a)	(1)	(i)	Form of Cover Letter to Offer to Shareholder and Form of Letter of Transmittal
		(ii)	Offer to Purchase
		(iii) (iv)	Form of Letter of Transmittal Form of Letter to Shareholders in Connection with the Feeder Fund’s Acceptance of Shares
		(v)	Form of Repurchase Instrument
		(vi)	Form of Notice of Withdrawal of Tender